UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Prelude Therapeutics Incorporated

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

74065P101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #74065P101

1	NAME OF REPORTING PERSONS Krishna Vaddi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,937,772(1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,937,772(1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,937,772(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.62% (2)
12	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 1,309,090 shares of voting common stock held by Dr. Vaddi, of which (a) 926,576 shares are unvested as of December 31, 2020 and subject to forfeiture to us if Dr. Vaddi ceases to provide service to us prior to the vesting of the shares and (b) 263,571 shares of voting common stock subject to options that are exercisable within 60 days of December 31, 2020, (ii) 101,477 shares of voting common stock held by Sidus Ventures, LLC, (iii) 423,655 shares of voting common stock held by Dolphin City Trust, (iv) 551,776 shares of voting common stock held by Blue Sky Trust and (v) 551,774 shares of voting common stock held by Brocade Trust. Dr. Vaddi is the manager of Sidus Ventures, LLC and may be deemed to have beneficial ownership over the securities held by Sidus Ventures, LLC. Dr. Vaddi is the beneficiary of Dolphin City Trust and may be deemed to have beneficial ownership over the securities held by Dolphin City Trust. Dr. Vaddi is the investment advisor for each of the Blue Sky Trust and the Brocade Trust, and may be deemed to have beneficial ownership over the securities held by each of the Blue Sky Trust and the Brocade Trust.

(2)

The percentage reported in row 11 is calculated in accordance with Rule 13d-3 based on the aggregate number of shares of common stock beneficial owned by the Reporting Person and an aggregate of 23,016,018 shares of common stock outstanding as of December 31, 2020, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options held by the Reporting Person that are exercisable within 60 days of December 31, 2020, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP #74065P101

SCHEDULE 13G

CUSIP #74065P101

ITEM 1(A).	NAME OF ISSUER

Prelude Therapeutics Incorporated (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

200 Powder Mill Road

Wilmington, DE 19803

ITEM 2(A).	NAME OF PERSONS FILING

Krishna Vaddi (the “Reporting Person”)

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

c/o Prelude Therapeutics Incorporated

200 Powder Mill Road

Wilmington, DE 19803

ITEM 2(C).	CITIZENSHIP

United States

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

74065P101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

CUSIP #74065P101

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATION.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

By:	/s/ Krishna Vaddi
Krishna Vaddi